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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
       Under the Securities Exchange Act of 1934 (Amendment No. ________)*




                            GIBBS CONSTRUCTION, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 Par Value.
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    374636108
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Robert A. Forrester, Esquire
                      1215 Executive Drive West - Suite 102
                              Richardson, TX 75801
                                 (972) 437-9898
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                October 17, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 374636108         Schedule 13D                           Page 2 of  3

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         L. Palmer Sample
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      Not Applicable
--------------------------------------------------------------------------------

         (b)      Not Applicable
--------------------------------------------------------------------------------


3.       SEC Use Only
................................................................................

4.       Source of Funds (See Instructions) .[PF].............................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ..Not Applicable...
                      -------------------

6.       Citizenship or Place of Organization........USA......................
--------------------------------------------------------------------------------


Number of         7. Sole Voting Power ........500,000.......................
Shares Bene-
ficially          8. Shared Voting Power ........0..........................
Owned by Each
Reporting         9. Sole Dispositive Power ...500,000......................
Person
                  10. Shared Dispositive Power ..0..........................


11.   Aggregate Amount Beneficially Owned by Each Reporting Person .....500,000


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
                           --------------

13.      Percent of Class Represented by Amount in Row (11) ......6.2%.........

14.      Type of Reporting Person (See Instructions) [IN].....................

Item 1. Security and Issuer

         The securities covered by this Schedule 13D are shares of common stock, $0.01 par value (the "Common Stock"), of Gibbs Construction, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 1515 East Silver Springs Boulevard - Suite 118.4, Ocala, FL 34470.

Item 2. Identity and Background

         (a) This Schedule 13D is being filed by L. Palmer Sample (the "Reporting Person").
         (b) The residence address of the Reporting Person is: 3922 SW 103rd Lane, Ocala, FL 34476.
         (c) The Reporting Person is employed as Director of Information Technology at the Centers, Inc. - 5664 SW 60th Avenue, Ocala, FL 34474.
         (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding.
         (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

         On October 17, 2006, the Reporting Person acquired an aggregate of 500,000 shares (the "Shares") of Common Stock from Tony G. Gibbs, an individual, for the sum of $5,000.00 cash.

Item 4. Purpose of Transaction
         The Reporting Person acquired the Shares for investment purposes, and currently has no plans or proposals with regard to the Shares.
         (a)  Not applicable.
         (b)  Not applicable.
         (c)  Not applicable.
         (d)  Not applicable.
         (e)  Not applicable.
         (f)  Not applicable.
         (g)  Not applicable.
         (h)  Not applicable.
         (i)  Not applicable.
         (j)  Not applicable.

Item 5. Interest in Securities of the Issuer

         (a) As of the date hereof, the Reporting Person beneficially owns 500,000 shares of the Company's Common Stock. The 500,000 shares of Common Stock beneficially owned by the Reporting Person represented 6.2% of the 8,060,000 shares of the Company's issued and outstanding capital stock, all of which are Common shares.

         (b) The number of shares as to which the Reporting Person has:

         Sole power to vote or direct the vote:                        500,000
         Shared power to vote or direct the vote:                          -0-
         Sole power to dispose or direct the disposition:              500,000
         Shared power to dispose or direct the disposition:                -0-

         (c) Not applicable.
         (d) Not applicable.
         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         Not applicable.

Item 7. Material to be Filed as Exhibits

         Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2006

/s/ L. Palmer Sample

Name:  L. Palmer Sample